

Mail Stop 3030

October 25, 2016

Adam Gridley
Chief Executive Officer
Histogenics Corporation
830 Winter Street, 3rd Floor
Waltham, Massachusetts 02451

> **Re: Histogenics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 3, 2016**
> **File No. 001-36751**

Dear Mr. Gridley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 9

1.   Please revise your filing to disclose the identity of the investors that participated in the private placement, the extent of their participation and any prior existing relationships those investor had with you. In this regard, we note the disclosure in your Form S-3 filed on October 5, 2016 regarding one of your directors' involvement in the private placement through Wilmslow Estates Limited.

Security Ownership of Certain Beneficial Owners and Management, page 11

2.   Please revise your table to show the effect of the issuance of the shares for which you are requesting shareholder approval.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Marc. F. Dupre, Esq.
        Gunderson Dettmer